Exhibit 99.2

FLEET STATUS REPORT
OTCPink: PACDQ
As of April 2, 2018
Updates noted in bold

						Contract
									Average Contract
								Contractual	Backlog Revenue	Availability/
		Water Depth	Drilling Depth					Dayrate	Per Day	Expected
Rig Name	Delivery	(ft)	(ft)	Customer	Location	Start	Term	(US$000's)	(US$000's)	Availability
Pacific Bora	2010	10,000	37,500	—	Ivory Coast	—	—	—	—	(1)
Pacific Scirocco	2011	12,000	40,000	—	Las Palmas	—	—	—	—	Immediate
Pacific Mistral	2011	12,000	37,500	—	Las Palmas	—	—	—	—	Immediate
Pacific Santa Ana	2011	12,000	40,000	Petronas	Mauritania	20-Dec-2017	(2)	265	279	(2)
Pacific Khamsin	2013	12,000	40,000	—	Las Palmas	—	—	—	—	Immediate
Pacific Sharav	2014	12,000	40,000	Chevron	USGoM	27-Aug-2014	5 years	550	604	Sep-19
Pacific Meltem	2014	12,000	40,000	—	Las Palmas	—	—	—	—	Immediate

(1)

The Pacific Bora is on standby status following drilling operations completed on February 5, 2018. The rig has been awarded a letter of intent from Eni for drilling services in Nigeria, subject to local government approval.

(2)	The Pacific Santa Ana is providing integrated services for a plug and abandonment project in Mauritania, estimated at 159 days with an option to extend.

	Historical Actual
Period	1Q2017	2Q2017	3Q2017	4Q2017	1Q2017 - 4Q2017 Average
Operating Fleet Average Revenue Efficiency	98.0%	95.5%	99.9%	99.6%	98.3%

FLEET STATUS REPORT
OTCPink: PACDQ
As of April 2, 2018

DEFINITIONS & DISCLAIMERS

Dayrate Definition: The dayrates reflected in this Fleet Status Report are the operating dayrates charged to customers, which may include estimated contractual adjustments for changes in operating costs and/or reimbursable cost adjustments for ongoing expenses such as crew, catering, insurance and taxes. The dayrates, however, do not include certain types of non-recurring revenues such as lump sum mobilization payments, revenues earned during mobilizations, revenues associated with contract preparation and other non-recurring reimbursable items such as mobilizations and capital enhancements. Routine and non-routine downtime may reduce the actual revenues recognized during the contract term.

Backlog Definition: Includes firm commitments only, which are represented by signed drilling contracts. We calculate our contract backlog by multiplying the contractual dayrate by the number of days committed under the contracts (excluding options to extend), assuming full utilization, and also include mobilization fees, upgrade reimbursements and other revenue sources, such as the standby rate during upgrades, as stipulated in the applicable contracts. For a well-by-well contract, we calculate the contract backlog by estimating the expected number of remaining days to drill the firm wells committed.

Revenue Efficiency Definition: Actual contractual dayrate revenue (excludes mobilization fees, upgrade reimbursements and other revenue sources) divided by the maximum amount of total contractual dayrate revenue that could have been earned during such period.

Forward Looking Statements: Certain statements and information contained in this Fleet Status Report, constitute “forward-looking statements” within the meaning of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995, and are generally identifiable by the use of words such as “anticipate,” “believe,” “could,” “estimate,” “expect,” “forecast,” “intend,” “our ability to,” “plan,” “potential,” “projected,” “should,” “will,” “would,” or other similar words, which are generally not historical in nature.

Our forward-looking statements express our current expectations or forecasts of possible future results or events, including future financial and operational performance; revenue efficiency levels; market outlook; forecasts of trends, future client contract opportunities, contract dayrates; our business strategies and plans and objectives of management; estimated duration of client contracts; backlog; expected capital expenditures; projected costs and savings; the potential impact of our Chapter 11 proceedings on our future operations and ability to finance our business; and our ability to emerge from our Chapter 11 proceedings and continue as a going concern.

Although we believe that the assumptions and expectations reflected in our forward-looking statements are reasonable and made in good faith, these statements are not guarantees, and actual future results may differ materially due to a variety of factors. These statements are subject to a number of risks and uncertainties, many of which are beyond our control. Important factors that could cause actual results to differ materially from our expectations include: the global oil and gas market and its impact on demand for our services; the offshore drilling market, including reduced capital expenditures by our clients; changes in worldwide oil and gas supply and demand; rig availability and supply and demand for high-specification drillships and other drilling rigs competing with our fleet; costs related to stacking of rigs; our ability to enter into and negotiate favorable terms for new drilling contracts or extensions; our substantial level of indebtedness; possible cancellation, renegotiation, termination or suspension of drilling contracts as a result of mechanical difficulties, performance, market changes or other reasons; our ability to continue as a going concern in the long term, including our ability to confirm a plan of reorganization that restructures our debt obligations to address our liquidity issues and allows emergence from our Chapter 11 proceedings; our ability to obtain Bankruptcy Court approval with respect to motions or other requests made to the Bankruptcy Court in our Chapter 11 proceedings, including maintaining strategic control as debtor-in-possession; our ability to negotiate, develop, confirm and consummate a plan of reorganization; the effects of our Chapter 11 proceedings on our operations and agreements, including our relationships with employees, regulatory authorities, customers, suppliers, banks and other financing sources, insurance companies and other third parties; the effects of our Chapter 11 proceedings on our Company and on the interests of various constituents, including holders of our common shares and debt instruments; Bankruptcy Court rulings in our Chapter 11 proceedings as well as the outcome of all other pending litigation and arbitration matters and the outcome of our Chapter 11 proceedings in general; the length of time that we will operate under Chapter 11 protection and the continued availability of operating capital during the pendency of the proceedings; risks associated with third-party motions in our Chapter 11 proceedings, which may interfere with our ability to confirm and consummate a plan of reorganization and restructuring generally; increased advisory costs to execute a plan of reorganization; our ability to access adequate debtor-in-possession financing or use cash collateral; the potential adverse effects of our Chapter 11 proceedings on our liquidity, results of operations, or business prospects; increased administrative and legal costs related to our Chapter 11 proceedings and other litigation and the inherent risks involved in a bankruptcy process; the cost, availability and access to capital and financial markets, including the ability to secure new financing after emerging from our Chapter 11 proceedings; and the other risk factors described in our 2017 Annual Report on Form 20-F and our Current Reports on Form 6-K. These documents are available through our website at www.pacificdrilling.com or through the SEC’s website at www.sec.gov.